UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

SEC FILE NUMBER 33-26787-D
CUSIP NUMBER 989865M 103

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________

Read Instruction (on back page)Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Zynex, Inc.
Full Name of Registrant

Zynex Medical Holdings, Inc.
Former Name if Applicable

8022 Southpark Circle, Suite 100
Address of Principal Executive Office (Street and Number)

Littleton, Colorado 80120
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Zynex, Inc. (the “Company”) needs additional time to complete its financial statements for the three and nine months ended September 30, 2008.  The primary reason is to determine the accounting treatment for, and effects of, a previously disclosed claim by Anthem BlueCross and BlueShield, and to record such accounting in the Company’s financial statements.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas Sandgaard	(303)	703-4906
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).                                                                                                                                                                      ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                                                                                                                                        ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Items such as changes in net revenues and expenses will result in changes in the operating results for the three and nine months ended September 30, 2008 compared to the same periods ended September 30, 2007.  However, the Company has not completed its financial statements for the three and nine months ended September 30, 2008.  Therefore, the Company is not in a position at this time to provide any reasonable estimate of any anticipated significant changes in the results of operations for the three and nine months ended September 30, 2008 compared to the three and nine months ended September 30, 2007.

Zynex, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ZYNEX, INC.
Date	November 14, 2008	By:	/s/ Thomas Sandgaard
Name: Thomas Sandgaard Title: President, Chief Executive Officer and Treasurer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).